               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                            FORM 11-K



              __x__ ANNUAL REPORT PURSUANT TO SECTION
                    15(d) OF THE SECURITIES EXCHANGE ACT
                    OF 1934 [FEE REQUIRED]

                    For the fiscal year ended December 31, 1993

                               OR

               ____ TRANSITION REPORT PURSUANT TO
                    SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934
                    [NO FEE REQUIRED]

                    For the transition period from _____ to _____

                    Commission file number ______________________



           ServiceMaster Employee Share Purchase Plan



                ServiceMaster Limited Partnership
                      One ServiceMaster Way
                  Downers Grove, Illinois 60515

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN


             By:        /s/ S. D. Krause
                 -------------------------------

                          S. D. Krause,
                 Administrative Committee Member


             By:       /s/ L. E. Malmquist
                 --------------------------------

                        L. E. Malmquist,
                 Administrative Committee Member




Date: March 29, 1994.

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee of the
ServiceMaster Employee Share Purchase Plan:

       We have audited the accompanying statements of financial condition of the ServiceMaster Employee Share Purchase Plan as of December 31, 1993 and 1992, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992 and the changes in its plan equity for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN & CO.

Chicago, Illinois,
March 25, 1994.


                 SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                      STATEMENTS OF FINANCIAL POSITION

                                                   As of December 31,
                                                  1993            1992
                                              ----------       ----------
ASSETS:
    Cash. . . . . . . . . . . . . . . . . .  $   309,361      $   371,539
    Due from ServiceMaster. . . . . . . . .      175,158               --
    Investment in ServiceMaster Limited
       Partnership shares at cost (Total
       market value - $1,776,638 in 1993
       and $1,132,283 in 1992) - Note 3 . .    1,808,955        1,115,524
                                              ----------       ----------
       Total Plan Assets. . . . . . . . . .  $ 2,293,474      $ 1,487,063
                                              ==========       ==========
LIABILITIES:
    Due to participants . . . . . . . . . .  $    47,013      $    32,597
    Due to former participants. . . . . . .        6,021            4,664
    Due to ServiceMaster. . . . . . . . . .           --           37,841
                                               ---------        ---------
       Total Plan Liabilities . . . . . . .       53,034           75,102
                                                --------         --------
EQUITY:
    Allocated cash. . . . . . . . . . . . .       27,204           16,416
    Allocated share accounts. . . . . . . .    2,213,236        1,395,545
                                               ---------        ---------
       Total Plan Equity. . . . . . . . . .    2,240,440        1,411,961
                                               ---------        ---------
     Total Plan Liabilities and Equity. .  $   2,293,474    $   1,487,063
                                               =========        =========

               The accompanying Notes to Financial Statements
                  are an integral part of these statements.





                 SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                     STATEMENT OF CHANGES IN PLAN EQUITY


                                           Years Ended December 31,
                                         1993         1992        1991
                                     -----------  ----------- -----------
TOTAL PLAN EQUITY,
  BEGINNING OF PERIOD . . . . . . . .$ 1,411,961  $ 1,481,138 $   393,265
                                      ----------   ----------  ----------
Additions:
  Participant contributions - Note 4.  5,004,160    3,113,256   2,862,576
  ServiceMaster contributions . . . .    740,230      460,983     431,030
                                      ----------   ----------  ----------
Total Additions . . . . . . . . . . .  5,744,390    3,574,239   3,293,606
                                      ----------   ----------  ----------
Deductions:
  Shares issued to participants . . .  4,905,949    3,635,665   2,200,044
  Payments to terminated participants      9,962        7,751       5,689
                                      ----------   ----------  ----------
Total Deductions. . . . . . . . . . .  4,915,911    3,643,416   2,205,733
                                      ----------   ----------  ----------
TOTAL PLAN EQUITY,
  END OF PERIOD . . . . . . . . . . .$ 2,240,440  $ 1,411,961 $ 1,481,138
                                      ==========   ==========  ==========


               The accompanying Notes to Financial Statements
                  are an integral part of these statements.


           SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                  NOTES TO FINANCIAL STATEMENTS

1. The Plan

   The ServiceMaster Employee Share Purchase Plan (the "Plan") was created to give eligible employees wishing to do so a convenient means of purchasing ServiceMaster Limited Partnership Shares through payroll deductions and cash contributions, supplemented by contributions made by ServiceMaster. Employees of ServiceMaster Limited Partnership or any subsidiary or affiliate which has adopted the Plan on behalf of its employees who regularly work nine months or more during the year, who have an average work week of 32 hours or more during the period worked and who have attained age 18 are eligible to participate in the Plan on the first business day of the calendar quarter coinciding with or subsequent to the first anniversary of their employment. As of December 31, 1993, 5,633 employees were participating in the Plan.

   Details relating to shares issued by the Plan (reflecting all share splits) from inception (July 1, 1972) through December 31, 1993, are as follows:

                                          Number of
                                           Shares    Total Cost
                                         ---------  -----------
Issued during the year
  ended December 31, 1993
  to participants . . . . . . . . . . .     243,052  $ 4,905,949

Issued from inception
  through December 31, 1992 . . . . . .   7,573,908  $43,110,197
                                          ---------   ----------
Total issued from
  inception through
  December 31, 1993 . . . . . . . . . .   7,816,960  $48,016,146
                                          =========   ==========

   Participant contributions and required ServiceMaster contributions are accounted for on the accrual basis. The ServiceMaster contribution to the Plan is equal to the lesser of 15% of total participant contributions or $37,500. ServiceMaster may elect to make additional contributions to the
Plan as it deems appropriate.   Participants may contribute a maximum of
10% of their prior year compensation as defined in the Plan agreement.

   Shares are purchased and allocated to participants' accounts monthly. Share certificates are issued to participants every three months immediately prior to the cash distribution record date for ServiceMaster shares. The shares are issued at the same price at which they were allocated.

           SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

   After the close of each calendar quarter, the cash balances and the shares allocated to participants who have voluntarily withdrawn from the Plan during the quarter are distributed.

2. Summary of Significant Accounting Policies

   (a) The fund accounting concept is used in accounting for the Plan since the Plan is not conducted for profit. Cash distributions on shares held by the Plan are credited directly and paid to the participants quarterly. Expenses incurred by the Plan are paid by ServiceMaster. Any market appreciation or depreciation on the shares attaches to the shares and is a gain or loss to the participant, not the Plan. The Plan's transactions with respect to its investment in securities do not give rise to capital gains or losses.

   (b) All assets are stated at cost due to the non-profit features of the Plan.

   (c) The transactions of the Plan are accounted for on the accrual basis of accounting.

   (d) Certain immaterial 1992 amounts have been reclassified to conform with the 1993 presentation.


3. Investment in ServiceMaster Limited Partnership Shares

   The Plan held the following investment in ServiceMaster Limited Partnership shares, reflecting all share splits:


                    Average Cost              Market Value
              -------------------------      ----------------
              Number  Cost                   Value
               of      per                    per
December 31,  Shares  Share    Total         Share    Total
- ------------  ------  -----   ----------     -----  --------
1993          64,900  277/8   $1,808,955     273/8  $1,776,638
1992          61,204  181/4    1,115,524     181/2   1,132,283


   The investment balance at December 31, 1993 represents the last four months of 1993's allocated shares which have not been issued.

   ServiceMaster Limited Partnership shares are traded on the New York Stock Exchange.

           SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

4. Contributions

   The amounts contributed by the participants and ServiceMaster during 1993, 1992, and 1991 were as follows:



                        1993                      1992                          1991
            ---------------------------  ------------------------   ---------------------------
                  Contributed by             Contributed by              Contributed by
            --------------------------- --------------------------  ---------------------------
             Participants ServiceMaster Participants ServiceMaster  Participants  ServiceMaster
            ------------- ------------- ------------ -------------  ------------  -------------
Participant con-
tributions and
ServiceMaster
required
contributions
for the year.  $5,004,160   $  37,500    $3,113,256  $  37,500     $2,862,576     $  37,500

ServiceMaster
additional
contributions  $      --    $ 702,730     $      --   $ 423,483    $      --      $ 393,530
                --------     --------      --------    --------      -------       --------
Total
contributions  $5,004,160   $ 740,230     $3,113,256  $ 460,983     $2,862,576    $ 431,030
                =========    ========      =========   ========      =========     ========

   The Company's Board of Directors in December approved additional contributions which, together with the required ServiceMaster contributions previously made, were equivalent to a 15% matching of the participant contributions made during 1993, 1992, and 1991, for participants as of each year end.

5. Federal Income Taxes

   (a) Tax Status of the Plan - The Plan is considered a trust for tax reporting purposes but does not qualify for tax exempt status under
Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

   (b) Tax Status of Each Participant - Since the Plan does not qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code or as a "stock bonus plan" under Section 401 of the Code, the participant realizes income equal to his share of the ServiceMaster contributions and cash distributions on shares issued to the participant during the calendar year.

   For federal income tax purposes, the cost basis of the shares issued to the participant is the average cost of the shares at the time it is allocated to the participant's account by the Plan.

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



   As independent public accountants we hereby consent to the incorporation by reference of our report, dated March 25, 1994, appearing in the ServiceMaster Employee Share Purchase Plan Annual Report on
Form 11-K for the year ended December 31, 1993, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.



ARTHUR ANDERSEN & CO.


Chicago, Illinois,
March 29, 1994.